Exhibit 99.1

TuanChe Limited Announces Results of Annual General Meeting of Shareholders

BEIJING, November 22, 2023 /PRNewswire/ – TuanChe Limited (“TuanChe” or the “Company”) (NASDAQ: TC), a leading integrated automotive marketplace in China, today announced the results of the Company’s 2023 Annual General Meeting of Shareholders (“2023 AGM”) held on November 22, 2023, at 10:00 a.m. China Standard Time in Beijing, China. The proposals submitted for shareholder approval at the 2023 AGM have been approved. Specifically, the shareholders have passed the resolutions approving (1) the ratification of the appointment of Marcum Asia CPAs LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023, and (2) the ratification of the appointment of Mr. Tong Zhang as an independent director of the board of directors of the Company (the “Board”), a member of the audit committee of the Board and a member of the nominating and corporate governance committee of the Board.

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading integrated automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe's online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements.

For more information, please contact ir@tuanche.com.

For investor and media inquiries, please contact:

TuanChe Limited

Investor Relations

Tel: +86 (10) 6397-6232

Email: ir@tuanche.com

The Piacente Group, Inc

Brandi Piacente

Tel: +1 (212) 481-2050

Email: tuanche@tpg-ir.com